Sandra Leung
Senior Vice President, General Counsel & Corporate Secretary
345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4260	Fax 212-546-9562
sandra.leung@bms.com

October 10, 2007

Mr. Michael Reedich

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Definitive 14A

Filed March 22, 2007

File No. 1-01136

Dear Mr. Reedich:

We have reviewed with the Compensation and Management Development Committee of the Board of Directors (“Committee”), the comments included in your letter of August 21, 2007 to our Chief Executive Officer, Mr. James M. Cornelius, and have prepared the following responses with the Committee. For your convenience, we have included your comments with this letter and our responses use the same numbering system.

Compensation of Directors, page 14

1.	We note that Mr. Robinson’s fees earned, stock awards and total compensation were significantly greater than the other board members. We further note that you give some of the quantitative detail explaining what forms of compensation resulted in these amounts in the footnotes of the table. While we note that Mr. Robinson is Chairman, please explain briefly why the mentioned component amounts that comprise his pay are so much greater than those of the other directors. Where you state that you base director compensation practices on peer group practices, please revise to include further explanation.

Response:

On pages 6 and 7 of our proxy statement, we identified several of Mr. Robinson’s additional responsibilities as Chairman of the Board that resulted in his greater compensation. For example, on page 6 we state that Mr. Robinson, as Chairman of the Board, presided over Executive Session meetings and served as Chairman of the CEO Search Committee. Additionally, on page 7, we state that Mr. Robinson served as a member, ex-officio, of all Board committees. As a member, ex officio, Mr. Robinson did not receive per meeting fees for his attendance at these Committee meetings. The time Mr. Robinson devotes to performing his duties as Chairman is substantially greater than other directors. To the extent applicable, in future filings, we will elaborate on the additional responsibilities of our Chairman that resulted in his greater compensation and we will discuss the use of peer group practices in establishing director compensation.

Compensation Discussion and Analysis, page 17

2.	Throughout your Compensation Discussion and Analysis, you have discussed the Compensation Committee’s process for determining compensation. While this discussion is helpful, your Compensation Discussion and Analysis should focus on analyzing the resultant compensation elements and amounts. For example, on page 18, you state that all elements of executive compensation are reviewed both separately and in the aggregate to ensure that the amount and type of compensation is within appropriate competitive parameters and the program design encourages the creation of long-term stockholder value. Please provide an analysis of how the review’s results helped the Committee determine the resultant compensation amounts.

Response:

The results of the Committee’s review helped the Committee determine both the appropriate mix of compensation elements in our program as discussed on pages 20-23 of our proxy statement and the resulting changes to our compensation program as discussed on page 23 under “Program Changes for 2007.” For example, we explain on page 20 under “Base Salary” that several of our named executive officers received base salary increases in part to bring “the total compensation levels of these executives to the market median of peer companies.”

We note that the changes in our compensation program design will result in corresponding changes to resultant compensation in future years. We will elaborate on how these changes materially affected resultant compensation in future filings.

Executive Compensation, page 17

Executive Compensation Philosophy, page 17

3.	You state here and in the discussions of several compensation elements in the Compensation Discussion and Analysis that compensation is based in part upon the executive’s behaviors, performance, etc. defined in your Pledge and Core Behaviors materials. Please analyze how the named executive officers behaviors, performance, etc. helped the Committee determine resultant compensation for each element for which they were considered.

Response:

On page 19 of our proxy statement, under “Performance Management System”, we explain that the Committee assessed each named executive officer’s individual performance over the course of the previous year against preset financial and operational objectives and assessed the executive’s demonstration of the Core BMS Behaviors and the values embodied in the BMS Pledge. We also explain that equal weight was given to the attainment of individual financial and operational objectives (“Results”) and to the demonstration of the Core BMS Behaviors and the values embodied in the BMS Pledge (“Behaviors”).

As part of our discussion of certain individual compensation elements (pp. 20-21), we indicate that the Committee considered individual performance of both Results and Behaviors in determining the amount of resultant compensation. For example, under “Base Salary” on page 20, we explain that “the Results and Behaviors ratings under our performance management system are key determinants of the size of the executive’s merit increase.” We further explain on page 21 under “Annual Incentives”, that 50% of the named executive officer’s actual bonus award is based on individual performance. Additionally, on page 21 under “Long-Term Incentives”, we explain that the size of each named executive officer’s stock option grant and restricted stock award is determined in large part based on the Committee’s assessment of the executive’s individual’s performance of Results and Behaviors. In future filings, we will elaborate on this analysis.

Benchmarking Process and Compensation Strategy, page 18

4.	You state that the executive compensation program is designed to provide value to the executive based on the extent to which individual performance, company performance versus annual budgeted financial targets, company longer-term financial performance and total return to stockholders meet, exceed or fall short of expectations. In connection with your discussion of the various elements, you provide some description and analysis of how company performance affects compensation practices and levels, but little, if any, discussion of individual performance, even though you note that it was a primary determinate of compensation. For example, you state that base salaries are set to reward an individual’s sustained performance and that annual incentives are based in part upon an assessment of individual performance versus certain objectives. Please expand your disclosure to provide an analysis of how individual performance and these other considerations resulted in the compensation elements and levels for the named executive officers. As another non-exclusive example, you state that the Committee considers diversity objectives when setting compensation but provide no analysis of what these objectives are, whether they were met and how they ultimately affected the level of compensation paid.

Response:

In future filings, we will elaborate on the manner in which the named executive officers’ performance against individual financial and operational objectives and their demonstration of the Core BMS Behaviors and the values embodied in our Pledge materially impacted their resultant compensation, focusing on their material differences.

Annual Incentives, page 23

5.	We note that beginning in 2007, performance will be targeted against non-GAAP EPS. Please explain what adjustments are made to EPS to set these target levels.

Response:

To the extent that we discuss performance targeted against non-GAAP EPS in future filings, we will explain any adjustments made to EPS.

Long-Term Incentives, page 23

6.	You state that long-term target values are being increased by 50% for EVPs and 25% for others. Please explain the significance of this change and its ramifications on the potential amount of executive compensation using clearer and more understandable language.

Response:

On page 23, we explain that the company implemented this change “to position total compensation closer to the company’s market median pay philosophy.” To the extent it remains relevant, we will clarify in future filings that because the total direct compensation was below the market median (the amount at which half of our peer companies pay more and half pay less), the company increased long-term incentive award targets to bring total direct compensation in line with the market median.

Reduction in Time-Based Restricted Stock Awards, page 23

7.	Please explain the reasons for the allocation change mentioned in this subsection.

Response:

On page 22 of our proxy statement, we state that “the company shifted a portion of the dollar value previously allocated to restricted stock to stock options and Long Term Performance Awards in order to further reinforce its pay-for-performance philosophy”. To the extent that we make material changes in the allocation of our compensation elements in the future, we will provide expanded disclosure.

Long-Term Performance Award Program Design, page 23

8.	You state that the company has modified the design of the Long-Term Performance Award program for the 2007-2009 period in part because of “recent changes and events.” Please discuss these changes and events and analyze how they affect your compensation practices and levels.

Response:

The “recent changes and events” that served as a basis for the modification in the design of the Long-Term Performance Award program are discussed on page 17 under “Management Changes.” To the extent it remains relevant, we will include a cross-reference to the “Management Changes” section for clarity in future filings. Furthermore, on page 23 we explain that this change “provides for a better link between performance and payout because it eliminates the need to project performance beyond one year.” To the extent we modify the design of our Long-Term Performance Award program in the future, we will discuss any material impact to resultant compensation.

Compensation of the Interim CEO, page 26

9.	Disclose in this subsection only a clear and concise summary of the material terms and conditions of Mr. Cornelius’ employment agreement, and analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.

Response:

If such disclosure remains relevant in future filings, we will provide a more concise summary. We note, however, that Mr. Cornelius no longer serves as Interim Chief Executive Officer of our company. We further note that Mr. Cornelius, who now serves as our Chief Executive Officer, is covered by an employment agreement as disclosed on a Form 8-K filed on April 27, 2007. We will provide a concise summary of, and rationale for, the material terms of Mr. Cornelius’ employment agreement in future filings.

Summary Compensation Table, page 29

10.	We note Mr. Dolan’s negative amount of stock award compensation in the table because of forfeitures. In the footnote to the table, please disclose the amount of forfeited awards.

Response:

We note that Mr. Dolan is no longer a named executive officer of the company and that the total value of Mr. Dolan’s forfeited awards was disclosed in footnote 8 to the Grants of Plan-Based Awards on page 33. On a going forward basis, to the extent forfeitures are included in the Summary Compensation Table, we will disclose the amount of the forfeited awards in a footnote to the table.

Termination of Employment Obligations, page 41

11.	In Compensation Discussion and Analysis, analyze why Mr. Andreotti’s potential payouts appear to be so much higher than the other named executive officers and why arrangements with him were structured to provide for these apparent higher payments.

Response:

As stated on page 25 of our proxy statement regarding severance plans, Mr. Andreotti is “covered under a separate arrangement” that differs from the other named executive officers. On page 43, we explain that Mr. Andreotti’s severance arrangement “is based on the benefit he was entitled to receive as an employee in Italy prior to becoming a local U.S. employee.” To the extent such disclosure remains relevant in future filings, we will further elaborate that Mr. Andreotti was formerly an Italian employee who was covered by the national collective agreement for Italian executives. Under this agreement, the company and Mr. Andreotti negotiated certain benefits, including severance benefits. When, at the request of the company, Mr. Andreotti became a U.S. employee, the company agreed to provide Mr. Andreotti with severance benefits comparable to the benefits to which he was entitled as an Italian employee.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * ** * * *

In response to your request, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (212) 546-4260.

Sincerely,

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Sandra Leung
Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Corporate Secretary